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                              June 12, 2020

       Michael D. Kandris
       Co-President and Co-Chief Executive Officer
       Pacific Ethanol, Inc.
       400 Capitol Mall, Suite 2060
       Sacramento, California 95814

                                                        Re: Pacific Ethanol,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 4, 2020
                                                            File No. 333-238939

       Dear Mr. Kandris:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Exhibits

   1. We note that your forum selection provision identifies the Court of Chancery as the exclusive forum for
certain litigation, including any "derivative action." Please revise your prospectus to
clearly describe this provision and to describe any risks or other impacts on investors.
Risks may include, but are not limited to, increased costs to bring a claim and that these
provisions can discourage claims or limit investors' ability to bring a claim in a judicial
forum that they find favorable. Also disclose whether this provision applies to actions
arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of
the Exchange Act creates exclusive federal jurisdiction over all suits brought to
enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder,
and Section 22 of the Securities Act creates concurrent jurisdiction
 Michael D. Kandris
Pacific Ethanol, Inc.
June 12, 2020
Page 2
       for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to
       Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tim Buchmiller at (202) 551-3635 or Joseph McCann at
(202) 551-6262
with any questions.



                                                              Sincerely,
FirstName LastNameMichael D. Kandris
                                                              Division of
Corporation Finance
Comapany NamePacific Ethanol, Inc.
                                                              Office of Life
Sciences
June 12, 2020 Page 2
cc:       Larry A. Cerutti, Esq.
FirstName LastName